

Mail Stop 3720

October 13, 2017

Mr. Peiqing Tian
Chief Executive Officer
Four Seasons Education (Cayman) Inc.
5th Floor, Building C Jin'an 610, No 610 Hengfeng Road
Jing'an District, Shanghai
PRC 200070

> **Re:** **Four Seasons Education (Cayman) Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted October 6, 2017**
> **CIK No. 0001709819**

Dear Mr. Tian:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended August 31, 2017 Compared to Six Months Ended August 31, 2016, page 80

1. We note on page F-46 you have incorporated or acquired ten VIE subsidiaries since August 1, 2016. Please discuss, in quantified detail, the impact of these recently acquired subsidiaries on the growth in revenues and cost of revenues in the six months ended August 31, 2017 and advise us.

2. We note in your discussion of revenues that "total student enrollment remained relatively stable for the six months ended August 31, 2017 as compared to the same period in

2016." In light of the addition of ten VIE subsidiaries during this period, please tell us if you experienced a decline in enrollment at your learning centers that were opened prior to August 1, 2016. If so, please discuss this within MD&A and indicate if it is indicative of a trend in your operations.

Unaudited Condensed Consolidated Financial Statements
Note 1. Organization and Principle Activities, pages F-45 – F-46

3.   We note in the table on page F-46 three VIE subsidiaries were incorporated or acquired since March 2017. Please disclose the facts and circumstances of any material acquisitions and your accounting for them, and advise us.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications